JASPER EXPLORATIONS INC.
9012 – 100 St.
Westlock, Alberta
Canada T7P 2L4

February 2, 2011

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Mail Stop 7010 100 F Street, NE
Washington, DC 20549

Attention: Anne Nguyen Parker

Re:	Jasper Explorations Inc. (the “Company”)
Registration Statement on Form S-1
Filed December 23, 2010
File No. 333-171373

In response to your letter dated January 19, 2011, please see the below responses:

1.	We have attempted to make corresponding changes where applicable.

2.	We have attempted to respond to each bullet point as applicable and made page references where applicable.

3.

We have revised our registration statement to indicate that the approximate date of commencement is as soon as the registration statement is declared effective. The Company will continue to use the 28 day offering period once the registration statement is declared effective.

4.

Robert Denman prepared the registration statement. The Company relied on Greg Thompson B.Sc. P.Geo. for the property disclosure section in the statement. Greg Thompson created the business plan for the Company. Robert Denman founded and incorporated the Company, named it Jubilee Resources, and subsequently renamed it as Jasper Explorations.

5.

To the best of the Company’s knowledge, Mr. Denman, named counsel, those responsible for Mr. Denman’s connection with Jasper or Orofino Gold Corp., or any others who participated in the preparation of the prospectus disclosure in the registration statement has any experience in the marketing or sale or creation or start-up of a mining or other new company for the purpose of engaging in a reverse acquisition or other similar arrangement.

6.

To the best of the Company’s knowledge, none of those identified above has had any experience in the past ten years related to any start up mining or other new company which did any of those actions listed in Question 6.

7.

The Company confirms that Mr. Denman did not agree to purchase Jasper shares or to serve as an officer or director at least in part due to a plan, agreement, or understanding, that he would solicit, participate, or facilitate the sale of the enterprise to a third party looking to obtain or become a public reporting entity, and that he has no such present intention.

8.	All artwork and graphics have been included in the prospectus. The Company does not intend on using any other artwork or graphics.

9.	Mr, Denman has not visited the property. A risk outlining such has been added to Page 11.

10.	The disclosure has been updated as requested.

11.	The dealer prospectus delivery obligations have been updated on the front and back pages numbered 3 and 48.

12.	The Company has disclosed on page 6 that we require an estimated total of $278,550 to implement the three phases of our business plan and that we currently have not implemented our business plan.

13.

The Company has disclosed on Page 16 that as the Company has yet to generate any revenue, and has not begun business operations, the Company has deemed its par value to be an appropriate offering price.

14.	We have disclosed on Page 17 that Mr. Denman will own 66.6% after completion of the offering.

15.	We have disclosed on Page 17 that The Company intends to apply for quotation on the OTC Bulletin Board in the future.

16.	We have removed the reference to Rule 144 on page 17.

17.	We have expanded the history of our business on Page 20 so as to include the transition from Jubilee to Jasper and provide greater history for the past three years.

18.	We have provided our long term and short term history on Page 20.

19.

We have amended our disclosure where necessary to make changes to an inadvertent error that has been corrected as follows: the Company has acquired a copper prospect consisting of two (2) claim units consisting of a total of 12 cells located about three (3) kilometers southwest of the town of Westwold, British Columbia, Canada. The total claim area is 247.45 hectares. We refer to these mining claims as the Red Streak Jasper Property.

20.	We have amended our itemized costs on Page 30 to provide more disclosure about our contingencies.

21.	We have updated our disclosure on Page 32 to outline when we plan to commence each phase.

22.	We have amended our disclosure on page 33 to indicate that the company had current assets of $14,997 consisting only of cash as of September 30, 2010.

23.

We have indicated on Page 33 that with its current assets, the Company can remain operational through 2011 if it does not complete Phase 1 of its program and only pays the government fees to keep the claims valid. However, the Company plans to raise the capital necessary to fund our business through a private placement and public offering of our common stock. The Company intends to work directly with private placees once this registration statement is declared effective. The Company anticipates that they will have either a private placement or additional funding from its founder by Summer 2011 in order to conducts its operations.

24.

On Page 33 we note the Company plans to raise the capital necessary to fund our business through a private placement and public offering of our common stock. The Company intends to work directly with private placees once this registration statement is declared effective. The Company anticipates that they will have either a private placement or additional funding from its founder by Summer 2011 in order to conducts its operations.

25.	On Page 34 we disclose that Robert Denman founded the Company on December 18, 2008, and has acted as its sole officer and director since inception.

26.	On Page 34 we have updated Mr. Denman’s disclosure to outline the name of his trucking company and provide more detail about experience and qualifications.

27.	On Page 34 we note Mr. Denman’s role with Clean n Shine, SNT Cleaning and Orofino Gold.

28.	We have included Mr. Denman’s address on Page 35.

29.	We have updated the loan terms and payment on Page 35.

30.	We note on Page 35 that the loan has not been repaid or converted into shares.

31.	Our financial statements have been amended on page 37 and subsequently to include the missing material outlined in your letter.

32.	Our financial statements have been amended on page 37 and subsequently to include the missing material outlined in your letter.

33.	There are no agreements or understanding or terms reflecting the items you refer to in this question.

34.	The index has been updated accordingly on Page 48.

35.	The filing date has been updated accordingly on Page 48 and 50.

36.	The signature date has been updated accordingly on Page 49.

37.	We have removed all resource disclosure from our filing on Page 25 and others.

38.	We disclose on Page 25 that The property has been physically examined by Greg Thompson, B.Sc., P.Geo.

39.	We have removed any references to mines, prospects, adjacent properties, etc. throught the registration statement.

40.	On Page 29 we have included a section entitled description of the sample collection to deal with this disclosure.

41.

We have disclosed on Page 34 that the Company notes that Mr. Denman lacks technical training and experience with exploring for, starting, and/or operating a mine; and that with no direct training or experience in these areas, the Company management may not be fully aware of many of the specific requirements related to working within this industry. As such, management’s decisions and choices may not take into account standard engineering or managerial approaches mineral exploration companies commonly use; and the Company’s operations, earnings, and ultimate financial success could suffer due to management’s lack of experience in this industry.

42.	On Page 38 and elsewhere we have removed the word development and production and replaced with explore and exploration.

Thank you for your assistance.

Very truly yours,
Jasper Explorations Inc.

/s/ Robert Denman
Robert Denman

Chief Executive Officer,
Chief Financial Officer,
President, Secretary,
Treasurer and
Director Principal Executive Officer
and (Principal Accounting Officer)